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SEC FILE NUMBER 001-11263 CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Exide Technologies

Full Name of Registrant

Former Name of Registrant

13000 Deerfield Parkway, Building 200

Address of Principal Executive Office (Street and Number)

Milton, Georgia 30004

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Exide Technologies (“Exide” or the “Company”) was not in a position to file its Annual Report on Form 10-K for the Company’s fiscal year ended March 31, 2014 (the “Form 10-K”) within the prescribed time period due to the circumstances described below.

The Company recently became aware of an inventory overstatement at its Canon Hollow, Missouri recycling facility. As a result of this information, the Audit Committee of the Board of Directors (the “Audit Committee”) is conducting an independent investigation to determine the size, scope and duration of the inventory overstatement and what, if any, effect the results of the investigation will have with regard to previously reported fiscal 2014 interim financial information, and to the Company’s assessment of its internal control over financial reporting and disclosure controls and procedures. Consequently, as of the date of this report, the Company is unable to file its Form 10-K for the fiscal year ended March 31, 2014 within the prescribed time period without unreasonable effort and expense. The Company is working diligently to complete and file its Form 10-K for the fiscal year ended March 31, 2014, but is unable to predict a specific date at this time.

(Attach Extra Sheets if Needed)

(1)	Name and telephone number of person to contact in regard to this notification

Phillip A. Damaska	(678)	566-9000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ YES ☒ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE SCHEDULE A.

Exide Technologies

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date :	June 30, 2014	By:	Phillip A. Damaska
Executive Vice President and
Chief Financial Officer

Schedule A

FORWARD LOOKING STATEMENTS

Discussions of some of the matters contained in this Form 12b-25 for the Company may constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and, as such, may involve risks and uncertainties. The Company based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about the Company and its subsidiaries that may cause actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Accordingly, the Company cautions you not to place undue reliance on the forward-looking statements in this Form 12b-25.

These forward-looking statements include statements with respect to the Company’s expectations, anticipations, and intentions, including, but not limited to, (i) projections of revenues, income, or loss, (ii) statements made about the possible timing or outcome of the independent internal investigation being conducted by the Audit Committee and the impact on the Company’s financial results, and (iii) statements preceded by, followed by, or, that include, terminology such as “may,” “will,” “should,” “expect,” “plan,”, “anticipate,” “believe,” “estimate,” “future,” “predict,” “potential,” “intend,” or “continue,” and similar expressions. These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors. Some of these risks and uncertainties, in whole or in part, are beyond the Company’s control. Factors that might cause or contribute to such a material difference include, but are not limited to, risks related to the outcome of the independent internal investigation being conducted by the Audit Committee and the failure of the Company to timely file its Annual Report on Form 10-K for the fiscal year ended March 31, 2014. Shareholders are urged to carefully review these risks and the risks discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and any additions or amendments thereto contained in the Company’s quarterly reports on Form 10-Q filed on August 9, 2013, November 8, 2013 and February 7, 2014, respectively, under the caption “Item 1A. Risk Factors” prior to making an investment in the Company’s common stock.

The Company cautions that the foregoing list of factors that could affect forward-looking statements by the Company is not exclusive. Except as required by federal securities law, the Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.